Exhibit 99.1

Interim Condensed Financial Statements (Unaudited)

Interim Condensed Financial
Statements (Unaudited) (IFRS) as of and for the three and nine months ended September 30, 2018

AC Immune SA
EPFL Innovation Park

Building B
1015 Lausanne

Switzerland

Balance Sheets

	Note	As of September 30, 2018	As of December 31, 2017
in CHF thousands
ASSETS

Non-current assets
Property, plant and equipment	5	3,317	2,353
Financial assets		210	126
Total non-current assets		3,527	2,479

Current assets
Prepaid expenses	6	2,685	1,440
Accrued income	3	2,603	2,799
Finance receivable	7	49	-
Other current receivables	8	738	918
Cash and cash equivalents		199,122	124,377
Total current assets		205,197	129,534
Total assets		208,724	132,013

SHAREHOLDERS’ EQUITY AND LIABILITIES

Shareholders’ equity
Share capital		1,351	1,147
Share premium		298,077	188,299
Accumulated losses		(107,452)	(72,607)
Total shareholders’ equity		191,976	116,839

Non-current liabilities
Accrued interest – long-term	7	136	99
Long-term financing obligation	7	592	395
Net employee defined benefit liabilities		5,339	4,926
Total non-current liabilities		6,067	5,420

Current liabilities
Trade and other payables		515	1,092
Accrued expenses		10,124	8,307
Deferred income	3	42	355
Total current liabilities		10,681	9,754
Total liabilities		16,748	15,174
Total shareholders’ equity and liabilities		208,724	132,013

The accompanying notes form an integral part of these Interim Condensed Financial Statements (Unaudited).

Statements of Loss

		For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	Note	2018	2017	2018	2017
in CHF thousands except for share and per share amounts
Revenue
Contract revenue	3	2,305	1,074	5,791	3,834
Total revenue		2,305	1,074	5,791	3,834

Operating expenses
Research & development expenses		(11,546)	(8,195)	(32,150)	(22,508)
General & administrative expenses		(2,930)	(2,519)	(8,703)	(7,053)
Total operating expenses		(14,476)	(10,714)	(40,853)	(29,561)
Operating loss		(12,171)	(9,640)	(35,062)	(25,727)

Finance income / (expense), net		(1,314)	858	(1,149)	(4,762)
Interest income		-	-	3	-
Interest expense		(31)	(11)	(66)	(86)
Finance result, net	9	(1,345)	847	(1,212)	(4,848)

Loss before tax		(13,516)	(8,793)	(36,274)	(30,575)
Income tax expense		-	-	-	-
Loss for the period		(13,516)	(8,793)	(36,274)	(30,575)

Loss per share (EPS):	4
Basic and diluted loss for the period attributable to equity holders		(0.21)	(0.15)	(0.61)	(0.54)

Statements of Comprehensive Loss	For the Three months Ended September 30,		For the Nine Months Ended September 30,
	2018	2017	2018	2017
in CHF thousands
Loss for the period	(13,516)	(8,793)	(36,274)	(30,575)
Other comprehensive loss not to be reclassified to income or loss in subsequent periods (net of tax):
Re-measurement losses on defined benefit plans	-	-	-	-
Total comprehensive loss, net of tax	(13,516)	(8,793)	(36,274)	(30,575)

The accompanying notes form an integral part of these Interim Condensed Financial Statements (Unaudited).

Statements of Changes in Equity

	Note	Share capital	Share premium	Accumulated losses	Total
in CHF thousands
Balance as of January 1, 2017		1,135	188,166	(46,921)	142,380
Net loss for the period		-	-	(30,575)	(30,575)
Other comprehensive loss		-	-	-	-
Total comprehensive loss		-	-	(30,575)	(30,575)

Share-based payments		-	-	824	824
Issuance of shares:
restricted share awards		-	14	(14)	-
exercise of options		8	35	-	43
Balance as of September 30, 2017		1,143	188,215	(76,686)	112,672

		Share capital	Share premium	Accumulated losses	Total
in CHF thousands
Balance as of January 1, 2018		1,147	188,299	(72,607)	116,839
Net loss for the period		-	-	(36,274)	(36,274)
Other comprehensive loss		-	-	-	-
Total comprehensive loss		-	-	(36,274)	(36,274)

Proceeds from public offerings, net of underwriting fees	10	200	111,329	-	111,529
Transaction offering costs	10	-	(2,016)	-	(2,016)
Share-based payments		-	-	1,897	1,897
Issuance of shares:
restricted share awards		1	468	(468)	1
exercise of options		3	18	-	21
Transaction costs		-	(21)	-	(21)
Balance as of September 30, 2018		1,351	298,077	(107,452)	191,976

The accompanying notes form an integral part of these Interim Condensed Financial Statements (Unaudited).

Statements of Cash Flows

		For the Nine Months Ended September 30,
	Note	2018	2017
in CHF thousands
Operating activities
Net loss for the period		(36,274)	(30,575)
Adjustments to reconcile net loss for the period to net cash flows:
Depreciation of property, plant and equipment	5	695	400
Finance result, net	9	1,212	4,776
Share-based compensation expense		1,897	824
Changes in net employee defined benefit liability		413	267
Accrued interest on long-term debt	7	37	86
Changes in working capital:
Increase in prepaid expenses	6	(1,245)	(706)
Decrease in accrued income	3	196	60
Decrease / (increase) in other current receivables	8	171	(2,143)
Increase in accrued expenses		1,595	1,459
Decrease in deferred income	3	(321)	(481)
Decrease in trade and other payables		(600)	(2,601)
Increase in long-term financing obligation	7	-	189
Cash used in operating activities		(32,224)	(28,445)
Interest income	9	3	-
Financial costs	9	(101)	(8)
Net cash flows used in operating activities		(32,322)	(28,453)

Investing activities
Purchases of property, plant and equipment	5	(1,625)	(1,795)
Rent deposit		(84)	(40)
Net cash flows used in investing activities		(1,709)	(1,835)

Financing activities
Proceeds from public offerings of common shares, net of underwriting fees	10	111,529	-
Transaction costs on public offerings of common shares	10	(1,801)	-
Proceeds from issuance of common shares – option plan		21	43
Transaction costs on issuance of common shares – option plan		(21)	-
Proceeds from restricted shares		1	-
Proceeds from long-term financing	7	148	100
Net cash flows provided by financing activities		109,877	143

Net increase / (decrease) in cash and cash equivalents		75,846	(30,145)

Cash and cash equivalents at January 1		124,377	152,210
Exchange loss on cash and cash equivalents		(1,101)	(4,855)
Cash and cash equivalents at September 30		199,122	117,210
Net increase / (decrease) in cash and cash equivalents		75,846	(30,145)

Additional Information:

Non Cash transactions: The Company incurred CHF 0.2 million in non-cash transaction costs recorded within trade and other payables and accrued expenses. An increase to long-term financing obligation totaling CHF 49 thousand was recognized with a corresponding increase to finance receivable. The acquisition of less than CHF 0.1 million of property, plant and equipment purchases was non-cash and recorded within trade and other payables and accrued expenses. Furthermore, the Company wrote off fixed assets with a net book value of nil.

The accompanying notes form an integral part of these Interim Condensed Financial Statements (unaudited).

Notes to the Interim Condensed Financial Statements (Unaudited)
(in CHF thousands, except share and per share amounts)

1.	Corporate information

AC Immune SA (the “Company,” or “AC Immune,” “ACI,” “we,” “our,” “ours,” “us”) is a clinical stage biopharmaceutical company leveraging our two proprietary technology platforms to discover, design and develop novel, proprietary medicines for prevention, diagnosis and treatment of neurodegenerative diseases associated with protein misfolding. Misfolded proteins are generally recognized as the leading cause of neurodegenerative diseases, such as Alzheimer’s disease, or AD, and Parkinson’s disease, or PD, with common mechanisms and drug targets, such as Abeta, tau and alpha-synuclein. Our corporate strategy is founded upon a three-pillar approach that targets Alzheimer’s disease, non-Alzheimer’s neurodegenerative diseases including neuro-orphan indications and diagnostics. Our lead product candidate is crenezumab, a humanized, monoclonal, conformation-specific anti-Abeta antibody that we developed using our proprietary SupraAntigen platform. The two Phase 3 clinical studies for crenezumab were commenced in early 2016 and in February 2017, respectively and were fully recruited in the fourth quarter of 2017 and third quarter of 2018, respectively. We use our two unique proprietary platform technologies, SupraAntigen™ (conformation-specific biologics) and Morphomer™ (conformation-specific small molecules), to discover, design and develop medicines and diagnostics to target misfolded proteins.

The Interim Condensed Financial Statements of AC Immune SA as of and for the three and nine months ended September 30, 2018 were authorized for issuance by the Company’s Audit and Finance Committee on November 2, 2018.

2.	Basis of preparation and changes to the Company’s accounting policies

Statement of compliance

These Interim Condensed Financial Statements as of and for the three and nine months ended September 30, 2018 have been prepared in accordance with International Accounting Standard 34 (IAS 34), Interim Financial Reporting, and such financial information should be read in conjunction with the audited financial statements in the Company’s Annual Report on Form 20-F for the year ended December 31, 2017, and any public announcements made by the Company during the interim reporting period.

Basis of measurement

The financial statements have been prepared under the historical cost convention.

Financial assets and liabilities

The Company’s financial assets and liabilities are comprised of receivables, cash and cash equivalents, trade and other payables and a long-term financing obligation. The carrying amount for these financial assets and liabilities approximates fair value.

Revenue Recognition

Effective January 1, 2018, the Company adopted IFRS 15 Revenue from Contracts with Customers, without though deeming any adjustments necessary in the transition to the new standard. This standard applies to all contracts with customers, except for contracts that are within the scope of other standards, such as leases, insurance, collaboration arrangements and financial instruments. Under IFRS 15, an entity recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements that an entity determines are within the scope of IFRS 15, the entity performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. The Company only applies the five-step model to contracts when it is probable that the entity will collect the consideration it is entitled to in exchange for the goods or services it transfers to the customer. At contract inception, once the contract is determined to be within the scope of IFRS 15, the Company assesses the goods or services promised within each contract and determines those that are performance obligations, and assesses whether each promised good or service is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied. For a complete discussion of accounting for contract revenue, see Note 3, “Revenues.”

Critical judgments and accounting estimates

The preparation of the Company’s interim condensed financial statements in conformity with IAS 34 requires management to make judgments, estimates and assumptions that affect the amounts reported in the interim condensed financial statements and accompanying notes and the related application of accounting policies as it relates to the reported amounts of assets, liabilities, income and expenses.

The areas where AC Immune has had to make judgments, estimates and assumptions relate to (i) revenue recognition from contracts with customers, (ii) clinical development accruals, (iii) net employee defined benefit liability, (iv) income taxes, and (v) share-based compensation. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised.

Income taxes

The Company has tax losses that can generally be carried forward for a period of 7 years from the period the loss was incurred. These tax losses represent potential value to the Company to the extent that the Company is able to create taxable profits before the expiry period of these tax losses. Consistent with prior years, the Company has not recognized any deferred tax assets relating to tax losses available as the recognition criteria have not been met at the balance sheet date.

The estimated tax expense for the three and nine months ended September 30, 2018 is zero. The estimated tax expense is based on the best estimate of the weighted average annual income tax rate expected for the full financial year to December 31, 2018. As we expect to incur a loss for the full year, we do not anticipate any income tax expense.

Accounting policies, new standards, interpretations and amendments adopted by the Company

The accounting policies adopted in the preparation of the interim condensed financial statements are consistent with those followed in the preparation of the Company’s annual financial statements for the year ended December 31, 2017, except for the adoption of new standards and interpretations effective as of January 1, 2018. The Company has not adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

Recent accounting pronouncements – not yet adopted

The following pronouncements from the IASB will become effective for future financial reporting periods and have not yet been adopted by AC Immune.

IFRS 16 Leases provides a new model for lessee accounting in which all leases, other than short-term and small-ticket-item leases, will be accounted for by the recognition on the balance sheet of a right-to-use asset and a lease liability, and the subsequent amortization of the right-to-use asset over the lease term. IFRS 16 will be effective for annual periods beginning on or after January 1, 2019 with early adoption permitted. AC Immune is currently assessing the impact of this standard on its financial statements and intends to adopt this standard as of the effective date using the Modified Retrospective approach.

There are no other standards that are not yet effective and that would be expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions.

Recent accounting pronouncements – recently adopted

IFRS 15 Revenue from Contracts with Customers

In May 2014, the International Accounting Standards Board (IASB) issued IFRS 15 – Revenue from Contracts with Customers which amends the guidance for accounting for revenues from contracts with customers. This IFRS replaces all current revenue standards in IFRS including IAS 11 – Construction Contracts, IAS 18 – Revenue and various interpretations. The Company adopted this new standard on January 1, 2018, and would have recognized the cumulative effect of initially applying the new revenue standard as an adjustment to the opening balance of accumulated losses; however, the Company did not deem any adjustments required in the transition to the new standard. The comparative information has not been restated and continues to be reported under the accounting standards in effect for those periods. We expect the impact of the adoption of the new standard to be immaterial to our net loss on an ongoing basis.

IFRS 9 Financial Instruments

IFRS 9 Financial Instruments supersedes IAS 39 Financial Instruments: Recognition and Measurement and was adopted by the Company on January 1, 2018. IFRS 9 covers classification and measurement of financial assets and financial liabilities, impairment of financial assets and hedge accounting. The Company noted no impact to its financial statements upon adoption of this standard.

Going concern

The Company believes it will be able to meet all of its obligations as they fall due for at least 12 months from September 30, 2018; hence, the unaudited interim condensed financial statements have been prepared on a going concern basis.

To date, the Company has financed its cash requirements primarily from revenues from collaboration agreements, share issuances, the proceeds of its initial public offering and proceeds from three offerings of its common shares in July 2018. AC Immune is a clinical stage company and is exposed to all the risks inherent to establishing a business. Inherent to the Company’s business are various risks and uncertainties, including the substantial uncertainty as to whether current projects will succeed. The Company’s success may depend in part upon its ability to (i) establish and maintain a strong patent position and protection, (ii) enter into collaborations with partners in the biotech and pharmaceutical industry, (iii) successfully move its product candidates through clinical development, (iv) attract and retain key personnel, and (v) acquire capital to support its operations.

3.	Revenues

AC Immune generated revenues of CHF 2.3 million and CHF 5.8 million in the three and nine months ended September 30, 2018 an increase of CHF 1.2 million and CHF 2.0 million over the comparable periods in 2017.

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2018	2017	2018	2017
(in CHF thousands) Contract revenue	2,305	1,074	5,791	3,834
Total revenues	2,305	1,074	5,791	3,834

The Company enters into licensing agreements which are within the scope of IFRS 15, under which it licenses certain rights to its product candidates and intellectual property (“IP”) to third parties. The terms of these arrangements typically include payment to the Company of one or more of the following: non-refundable, up-front license fees; development, regulatory and/or commercial milestone payments; payments for research and clinical services the Company provides through either its full-time employees or third-party vendors; and royalties on net sales of licensed products commercialized from the Company’s IP. Each of these payments results in license, collaboration and other revenues, which are classified as contract revenue on the statements of loss, except for revenues from royalties on net sales of products commercialized from the Company’s IP, which are classified as royalty revenues.

Licenses of intellectual property: If the license to the Company’s intellectual property is determined to be distinct from the other performance obligations identified in the arrangement, the Company recognizes revenues from non-refundable, up-front fees allocated to the license when the license is transferred to the customer and the customer is able to use and benefit from the license. For licenses that are sold in conjunction with a related service, the Company uses judgment to assess the nature of the combined performance obligation to determine whether the combined performance obligation is satisfied over time or at a point in time. If the performance obligation is settled over time, the Company determines the appropriate method of measuring progress for purposes of recognizing revenue from non-refundable, up-front fees. The Company evaluates the measure of progress each reporting period and, if necessary, adjusts the measure of performance and related revenue recognition.

Milestone Payments: At the inception of each arrangement that includes development, regulatory and/or commercial milestone payments, the Company evaluates whether the milestones are considered highly probable of being reached and estimates the amount to be included in the transaction price using the most likely amount method. If it is highly probable that a significant revenue reversal would not occur in future periods, the associated milestone value is included in the transaction price. These amounts for the performance obligations under the contract are recognized as they are satisfied. At the end of each subsequent reporting period, the Company re-evaluates the probability of achievement of such milestones and any related constraint, and if necessary, adjusts its estimate of the overall transaction price. Any such adjustments recorded would affect contract revenues and earnings in the period of adjustment.

Research and Development Services: The Company has certain arrangements with our collaboration partners that include contracting our full-time employees for research and development programs. The Company assesses if these services are considered distinct in the context of each contract and, if so, they are accounted for as separate performance obligations. These revenues are recorded in contract revenue as the services are performed.

Sublicense revenues: The Company has certain arrangements with our collaboration partners that include provisions for sublicensing. The Company recognizes any sublicense revenues at the point in time it is highly probable to obtain and not subject to reversal in the future.

Royalties: For arrangements that include sales-based royalties, including milestone payments based on the level of sales, and the license is deemed to be the predominant item to which the royalties relate, the Company recognizes revenue at the later of (i) when the related sales occur, or (ii) when the performance obligation to which some or all of the royalty has been allocated has been satisfied (or partially satisfied). To date, the Company has not recognized any royalty revenue resulting from any of its licensing and collaboration agreements.

Contract balances: The Company receives payments from and determines credit terms for its customers for its various performance obligations based on billing schedules established in each contract. The timing of revenue recognition, billings and cash collections results in billed other current receivables, accrued income (contract assets), and deferred income (contract liabilities) on the Balance Sheets. Amounts are recorded as other current receivables when the Company’s right to consideration is unconditional. The Company does not assess whether a contract has a significant financing component if the expectation at contract inception is such that the period between payment by the licensees and the transfer of the promised goods or services to the licensees will be one year or less.

The following table presents changes in the Company’s contract assets and liabilities during the nine months ended September 30, 2018 and 2017 (in CHF thousands):

	Balance at the beginning of the reporting period	Additions	Deductions	Balance at the end of the reporting period
Nine months ended September 30, 2018:
Accrued Income	2,799	4,782	(4,978)	2,603
Deferred Revenue	355	909	(1,222)	42

Nine months ended September 30, 2017:
Accrued Income	889	1,843	(1,903)	829
Deferred Revenue	521	625	(1,106)	40

During the three and nine months ended September 30, 2018 and 2017, the Company recognized the following revenues as a result of changes in the contract asset and the contract liability balances in the respective periods (in CHF thousands):

	Three Months Ended
Revenue recognized in the period from:	September 30, 2018	September 30, 2017
Amounts included in the contract liability at the beginning of the period	417	306
Performance obligations satisfied in previous periods	-	-

	Nine Months Ended
Revenue recognized in the period from:	September 30, 2018	September 30, 2017
Amounts included in the contract liability at the beginning of the period	1,230	1,080
Performance obligations satisfied in previous periods	-	-

Anti-Abeta antibody in AD – 2006 agreement with Genentech

In November 2006, AC Immune signed an exclusive, worldwide licensing agreement for crenezumab, our humanized monoclonal antibody targeting misfolded Abeta. The value of this partnership is potentially greater than USD 340 (CHF 336) million.

Genentech commenced a first Phase 3 clinical study in the first quarter of fiscal 2016 for crenezumab. In February 2017, Genentech started a second Phase 3 clinical trial. If crenezumab receives regulatory approval, we will be entitled to receive royalties that are tied to annual sales volumes with different royalty rates applicable in the U.S. and Europe. To date, we have received total milestone payments of USD 65 (CHF 70.1) million comprised of a USD 25 (CHF 31.6) million up-front payment and USD 40 (CHF 38.2) million for clinical development milestones all achieved prior to January 1, 2017. Genentech may terminate the agreement at any time by providing three months’ notice to us. In such event all costs incurred are still refundable.

AC Immune assessed this arrangement in accordance with IFRS 15 and concluded that Genentech is a customer. The Company identified the following performance obligations under the contract: (i) a right-to-use license and (ii) services under a research plan. The Company considered the research and development capabilities of Genentech and Genentech’s right to sublicense to conclude that the license has stand-alone functionality and is distinct. The Company’s obligation to perform research does not significantly impact or modify the licenses’ granted functionality.

At execution of the agreement, the transaction price included the USD 25 (CHF 31.6) million up-front consideration received. At inception, none of the clinical or regulatory milestones had been included in the transaction price, as all milestone amounts were fully constrained. The Company has received three milestone payments since inception totaling USD 40 (CHF 38.2) million. The Company could receive greater than USD 275 (CHF 272) million or more for further regulatory milestones for this exclusive, worldwide alliance. In assessing that future regulatory milestones are fully constrained, the Company considered numerous factors, including that receipt of the milestones is outside the control of the Company and contingent upon success in future clinical trials and the licensee’s efforts. Any consideration related to royalties will be recognized when the related sales occur as they were determined to relate predominantly to the license granted to Genentech and therefore have also been excluded from the transaction price. The Company will re-evaluate the transaction price in each reporting period and as uncertain events are resolved or other changes in circumstances occur.

For the three and nine months ended September 30, 2018 and 2017, respectively, we have recognized no revenues from this arrangement.

Anti-Tau antibody in AD – 2012 agreement with Genentech

In June 2012, we entered into a second agreement with Genentech to commercialize our anti-Tau antibodies for use as immunotherapeutics. The value of this exclusive, worldwide alliance is potentially greater than CHF 400 million and includes upfront and clinical, regulatory and commercial milestone payments. In addition to milestones, we will be eligible to receive royalties on sales at a percentage rate ranging from the mid-single digits to the high-single digits. The agreement also provides for collaboration on two additional indications built on the same anti-Tau antibody program as well as potential anti-Tau diagnostic products.

To date, we have received payments totaling CHF 59 million, including a CHF 14 million milestone payment recognized and payment received in the fourth quarter of 2017 associated with the first patient dosing in a Phase 2 clinical trial for Alzheimer’s disease with an anti-Tau monoclonal body known as RO7105705, a CHF 14 million milestone payment recognized in the second quarter of 2016 and received in July 2016, associated with the announcement of the commencement of the Phase 1 clinical study of the lead anti-Tau antibody candidate and a CHF 14 million milestone payment received in 2015 in connection with the ED-GO decision. As we met all performance obligations on reaching these milestones, we have recognized revenue in the respective periods.

AC Immune assessed this arrangement in accordance with IFRS 15 and concluded that Genentech is a customer. The Company identified the following performance obligations under the contract: (i) a right-to-use license and (ii) services under a research plan. The Company considered the research and development capabilities of Genentech and Genentech’s right to sublicense to conclude that the license has stand-alone functionality and is distinct. The Company’s obligation to perform research does not significantly impact or modify the licenses’ granted functionality.

At execution of the agreement, the transaction price included CHF 17 million up-front consideration received. At inception, none of the clinical or regulatory milestones had been included in the transaction price, as all milestone amounts were fully constrained. The Company has received three milestones since inception totaling CHF 42 million. The Company could also receive up to more than CHF 344 million in clinical, regulatory and commercial milestones. In assessing that future clinical, regulatory or commercial milestones are fully constrained, the Company considered numerous factors, including that receipt of the milestones is outside the control of the Company and contingent upon success in future clinical trials and the licensee’s efforts. Any consideration related to sales-based milestones (including royalties) will be recognized when the related sales occur as they were determined to relate predominantly to the license granted to Genentech and therefore have also been excluded from the transaction price. The Company will re-evaluate the transaction price in each reporting period and as uncertain events are resolved or other changes in circumstances occur.

For the three and nine months ended September 30, 2018 and 2017, respectively, we have recognized no revenues from this arrangement.

Tau Vaccine in AD – 2014 agreement with Janssen Pharmaceuticals

In December 2014, we entered into an agreement with Janssen Pharmaceuticals, Inc., one of the Janssen Pharmaceutical Companies of Johnson and Johnson, to develop and commercialize therapeutic anti-Tau vaccines for the treatment of AD and potentially other Tauopathies. The value of this partnership is potentially up to CHF 500 million and includes upfront and clinical, regulatory and commercial milestones. We and Janssen will co-develop the lead therapeutic vaccine, ACI-35, through Phase 1b completion. From Phase 2 and onward, Janssen will assume responsibility for the clinical development, manufacturing and commercialization of ACI-35. ACI-35 is an active therapeutic vaccine stimulating the patient’s immune system to produce a polyclonal antibody response against phosphorylated Tau protein. In July 2017, AC Immune and Janssen entered into a Second Amendment to the December 2014 License, Development and Commercialization Agreement. The Amendment allows for the alignment of certain payment provisions with the new Development Plan and Research Plan activities. AC Immune and Janssen will jointly share R&D costs until the completion of Phase 2. Under the terms of the agreement, Janssen may terminate the agreement at any time after completion of the Phase 1b clinical study by providing 90 days’ notice to us.

The agreement also allows for the expansion to a second indication based on the same anti-Tau vaccine program and intellectual property related to this program.

The Company received a CHF 25.9 million up-front, non-refundable license fee which we recognized as revenue in 2014. In May 2016, we received a CHF 4.9 million payment for reaching a clinical milestone in the phase 1b study. As we met all performance obligations on reaching the milestone, we have recognized this income as revenue.

AC Immune assessed this arrangement in accordance with IFRS 15 and concluded that Janssen is a customer. The Company identified the following performance obligations under the contract: (i) a right-to-use license and (ii) research and development services including a Development and CMC work plan. The Company considered the research and development capabilities of Janssen, Janssen’s right to sublicense, and the fact that the research and development services are not proprietary and can be provided by other vendors, to conclude that the license has stand-alone functionality and is distinct. The Company’s obligation to perform research and development services does not significantly impact or modify the licenses’ granted functionality. Based on these assessments, the Company identified the license and the research and development services as the performance obligations at the inception the arrangement, which were deemed to be distinct in the context of the contract.

At execution of the agreement, the transaction price included only the CHF 25.9 million up-front consideration received. At inception, none of the clinical, regulatory or commercial milestones has been included in the transaction price, as all milestone amounts were fully constrained. The Company did receive a CHF 4.9 million payment for reaching a clinical milestone in the phase 1b study in May 2016. The Company could also receive up to more than CHF 458 million in clinical, regulatory and commercial milestones as well as tiered, high-single digit to mid-double digit royalties on aggregate net sales of products. In assessing that future clinical, regulatory or commercial milestones are fully constrained, the Company considered numerous factors to determine that these milestones are not highly probable to obtain, including that receipt of the milestones is outside the control of the Company and contingent upon success in future clinical trials and the licensee’s efforts. Any consideration related to sales-based milestones (including royalties) will be recognized when the related sales occur as they were determined to relate predominantly to the license granted to Janssen and therefore have also been excluded from the transaction price. The Company will re-evaluate the transaction price in each reporting period and as uncertain events are resolved or other changes in circumstances occur.

For the three months ended September 30, 2018 and 2017, we have recognized CHF 1.1 million and CHF 0.2 million, respectively for research and development services provided incremental to the amounts shared in the cost split. For the nine months ended September 30, 2018 and 2017, we have recognized CHF 1.8 million and CHF 0.2 million, respectively for research and development services provided incremental to the amounts shared in the cost split.

Tau-PET imaging agent in AD –2014 agreement with Life Molecular Imaging SA (formerly Piramal Imaging SA)

In May 2014, AC Immune SA entered into an agreement, our first diagnostic partnership with Life Molecular Imaging SA (“Life Molecular”), the former Piramal Imaging SA. The partnership with Life Molecular is an exclusive, worldwide licensing agreement for the research, development and commercialization of the Company’s Tau protein positron emission tomography (PET) tracers supporting the diagnosis and clinical management of AD and potential Tau-related disorders and includes upfront and sales milestone payments totaling up to EUR 157 (CHF 181) million, plus royalties on sales at a percentage rate ranging from mid-single digits to low double digits.

In connection with this agreement, AC Immune received a EUR 500 (CHF 664) thousand payment which was fully recognized in 2015. In March 2017, we invoiced Life Molecular for a EUR 1.0 (CHF 1.1) million milestone related to the initiation of “Part B” of the first-in-man Phase 1 clinical trial for PSP (Progressive Supranuclear Palsy). As we met all performance obligations on reaching the milestone, we have recognized this milestone as revenue in the first quarter of fiscal 2017. The Company is eligible to receive variable consideration related to the achievement of certain clinical milestones totaling EUR 6 (CHF 6.9) million should the compound make it through to Phase 3 clinical studies. We are also eligible to receive potential regulatory and sales based milestones totaling EUR 150 (CHF 173) million. The Company is also eligible for royalties from the mid-single digits to low-double digits.

AC Immune assessed this arrangement in accordance with IFRS 15 and concluded that Life Molecular is a customer. The Company has identified that the right-to-use license as the only performance obligation. The Company determined that transaction price based on the defined terms allocated to each performance obligation specified in the contract.

The upfront payment constitutes the amount of consideration to be included in the transaction price and has been allocated to the license. None of the clinical, regulatory and commercial milestones have been included in the transaction price as these variable consideration elements are considered fully constrained. As part of its evaluation of the constraint, the Company considered numerous factors, including that receipt of the milestones is outside the control of the Company and contingent upon success in future clinical trials and the licensee’s efforts. Any consideration related to sales-based milestones (including royalties) will be recognized when the related sales occur as these amounts have been determined to relate predominantly to the license granted to Life Molecular and therefore are recognized at the later of when the performance obligation is satisfied or the related sales occur. The Company considered Life Molecular’s right to sublicense and develop the Tau Protein PET tracers, and the fact that Life Molecular could perform the research and development work themselves within the license term without AC Immune, to conclude that the license has stand-alone functionality and is distinct. The Company believes that the contracted amount represents the fair value. The Company will re-evaluate the transaction price in each reporting period and as uncertain events are resolved or other changes in circumstances occur.

In June 2018, Alliance Medical Group purchased Piramal Imaging SA. That company was rebranded as Life Molecular Imaging. The Company’s Agreement will continue under the same terms and conditions with the new counterparty.

For the three months ended September 30, 2018 and 2017, the Company has recognized no revenues. For the nine months ended September 30, 2018 and 2017, the Company has recognized nil and CHF 1.1 million, respectively.

Alpha-synuclein and TDP-43 PET tracers in AD – 2016 agreement with Biogen

On April 13, 2016, AC Immune entered into a non-exclusive research collaboration agreement with Biogen International GmbH, or Biogen. Under the agreement, we and Biogen have agreed to collaborate in the research and early clinical development of our alpha-synuclein PET tracer program for Parkinson’s disease and other synucleinopathies, and a second program for the identification, research and development of novel PET ligands against TDP-43, a protein recently linked to neurodegeneration in diseases such as amyotrophic lateral sclerosis. In addition, we have agreed to share the costs of the collaboration, with Biogen primarily funding the majority of research costs, subject to a cap, which includes an upfront technology access fee and funding towards research and development personnel. We will own all intellectual property rights to any invention relating to alpha-synuclein or TDP-43 PET tracers.

AC Immune assessed this arrangement in accordance with IFRS 15 and concluded that Biogen is a customer. The Company has identified two performance obligations in our Biogen collaboration: (i) technology access fee and (ii) research and development services. The Company determined the transaction price based on the defined terms allocated to each performance obligation specified in the contract. In instances where the Company is reimbursed for research and development contributions procured from third parties such as negotiated terms with clinical research organizations, AC Immune records revenues for such services as it is acting as a principal in procuring the goods or services. The Company has the primary responsibility for fulfilling the promise to provide the specified good or service, it has inventory risk before transfer to the customer and it has discretion in negotiating the price with third parties. For other research and development services, revenues are recognized as work is performed, which correspond with, and best depict the transfer of control to the customer in line with the terms outlined in the contract.

We commenced a first-in-human study of our alpha-synuclein PET tracer in July 2018 and completed the second year and commenced the third year of our collaboration with Biogen in April 2018. As of September 30, 2018, the Company has fully recognized revenues associated with the technology access fee. For the three months ended September 30, 2018 and 2017, we have recognized CHF 1.0 million and CHF 0.8 million for research and development services, respectively. For the nine months ended September 30, 2018 and 2017, the Company has recognized CHF 3.1 million and CHF 2.1 million for research and development services, respectively. The Company also recorded CHF 0.5 million for the technology access fee in 2017. The Company estimates to recognize CHF 0.9 million for additional research and development service contributions through the end of 2018.

Recombinant protein therapeutic candidate –2017 agreement with Essex Bio-Technology Limited

On May 19, 2017, we entered into a Research Project Agreement with Essex Bio-Technology Limited, or Essex, to develop a recombinant protein therapeutic candidate acting on a unique neuroprotective mechanism for treatment of neurological diseases, such as Alzheimer’s disease and frontotemporal dementia. Essex will provide joint research commitment as well as financial support to AC Immune for the pre-IND development of the biological agent.

As part of this agreement, the parties have agreed to an initial two-year Research Plan, which intends to develop a basic Fibroblast Growth Factor (“bFGF”) as a therapeutic for the treatment of neurodegenerative diseases and to generate novel antibody therapeutics.

AC Immune assessed this arrangement in accordance with IFRS 15 and concluded that Essex Bio-Technology is a customer. AC Immune has identified that its performance obligation is for Full Time Employees to provide research support.

The transaction price consists of the contractual amounts to recognize for the full-time employee charges. For the full-time employee charges, we recorded revenues throughout the period based on the contractual rates over the service period as this best depicts the transfer of control to Essex. The Company recognized CHF 0.2 million and less than CHF 0.1 million for the three months ended September 30, 2018 and 2017, respectively. The Company recognized CHF 0.6 million and less than CHF 0.1 million for the nine months ended September 30, 2018 and 2017, respectively. The length of the initial contract is two years through May 2019. Subject to the progress of the project, the Company may expect to recognize approximately CHF 0.5 million as revenues over the next 8 months.

Continuation of 2015 Grant from the Michael J. Fox Foundation

On September 16, 2017, AC Immune formally signed a grant continuation with the Michael J. Fox Foundation for Parkinson’s Disease research (“MJFF”). This grant provides funds for the development of Positron Emission Tomography (PET) tracers for the alpha-synuclein protein, to support the early diagnosis and clinical management of Parkinson’s disease.

As part of this agreement, the MJFF expects that AC Immune will complete tasks according to the agreed timeline. AC Immune’s funding is variable depending on the satisfactory achievement of specific tasks. The Company identified four milestones to achieve but these are outputs of the Company’s services to perform and develop its PET tracer over a 12 months period. The services themselves over time are considered the performance obligation and not each a distinct performance obligation. Therefore, AC Immune has determined it has one performance obligation in the arrangement: the research services in support of the development of the alpha-synuclein PET tracer.

The transaction price consists of the contractual amount of CHF 380 thousand which is allocated to the services performed. However, the consideration is variable dependent upon AC Immune’s completion of key milestones. Using the most likely amount method, AC Immune assessed the project funding and likelihood of milestone obtainment. Management estimated a 100% likelihood of completing all milestones under the terms of the grant and no discount of the transaction price is taken. The Company therefore recognizes the revenues associated with this grant as services are performed. Quarterly, the Company estimates its progress and whether to constrain further revenue recognition. No such constraint was necessary as of September 30, 2018.

The Company recognized CHF 0.1 million and nil in revenues for the three months ended September 30, 2018 and 2017, respectively. The Company recognized CHF 0.3 million and nil for the nine months ended September 30, 2018 and 2017, respectively. The Company does not expect to record additional revenues for this grant.

4.	Loss per share

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2018	2017	2018	2017
(in CHF thousands except share and per share data)
Loss attributable to equity holders of the Company	(13,516)	(8,793)	(36,274)	(30,575)
Loss per share (EPS):
Basic and diluted loss for the period attributable to equity holders	(0.21)	(0.15)	(0.61)	(0.54)
Weighted-average number of shares used to compute EPS basic and diluted attributable to equity holders	64,862,822	57,164,145	59,912,283	57,023,032

For the three and nine months ended September 30, 2018 and 2017 basic and diluted earnings per share is based on the weighted average number of shares issued and outstanding. Weighted-average shares outstanding excludes antidilutive shares underlying options, non-vested restricted shares and non-vested restricted share units that totaled 1,528,344 and 1,277,145 from the computation of diluted income (loss) per common share for the three months ended September 30, 2018 and 2017, respectively. Weighted-average shares outstanding excludes antidilutive shares underlying options, non-vested restricted shares and non-vested restricted share units that totaled 1,458,498 and 1,519,964 from the computation of diluted income (loss) per common share for the nine months ended September 30, 2018 and 2017, respectively.

5.	Property, plant and equipment

	As of September 30, 2018
(in CHF thousands)	Furniture	Computers /IT	Lab Equipment	Leasehold Improvements	Total
Acquisition Cost:
Balance at the end of the previous year	85	569	4,161	272	5,087
Acquisitions	7	337	1,251	64	1,659
Disposals	-	-	(62)	-	(62)
Balance at end	92	906	5,350	336	6,684

Accumulated depreciation:
Balance at the end of the previous year	(59)	(259)	(2,311)	(105)	(2,734)
Depreciation expense	(13)	(134)	(511)	(37)	(695)
Disposals	-	-	62	-	62
Balance at end	(72)	(393)	(2,760)	(142)	(3,367)

Carrying Amount:
December 31, 2017	26	310	1,850	167	2,353
September 30, 2018	20	513	2,590	194	3,317

The Company continues to enhance its laboratory equipment to support its research and development functions. This effort has accelerated since the year ended December 31, 2017, with CHF 1.3 million invested in lab equipment representing a 30% increase. This is consistent with the Company’s long term strategic plan. Additionally, the Company’s investments in computers and IT have increased by CHF 337 thousand or 59% with the enhancements to its infrastructure.

6.	Prepaid expenses

Prepaid expenses include prepaid research and development costs, administrative costs and pension expenses totaling CHF 2.7 million and CHF 1.4 million as of September 30, 2018 and December 31, 2017, respectively.

7.	Long-term financing obligation

On January 4, 2016, September 13, 2016 and January 26, 2018 for fiscal years 2016, 2017 and 2018, respectively, AC Immune obtained separate funding commitment notices from the LuMind Research Down Syndrome Foundation (“LuMind”) totaling USD 200 thousand in each instance. Per the Research Grant Agreement, AC Immune has an obligation to reimburse LuMind for an amount equal to 125% of the then funding commitment made by LuMind to AC Immune. AC Immune has accordingly recorded a long-term financing obligation for the total USD 600 thousand (CHF 592 thousand) committed and a corresponding interest accrual of USD 138 thousand (CHF 136 thousand). As AC Immune is yet to receive USD 50 thousand (CHF 49 thousand) as of September 30, 2018 from LuMind, this amount is recorded as a finance receivable within current assets.

8.	Other current receivables

The Company recorded CHF 0.7 million in other current receivables as of September 30, 2018 compared to CHF 0.9 million as of December 31, 2017. The Company had less than CHF 0.1 million outstanding but not yet due from two of its collaboration partners as of September 30, 2018.

9.	Finance result, net

For the three months ended September 30, 2018 and September 30, 2017, the Company recorded CHF 1.3 million in net financial expense and CHF 0.8 million in net financial income, respectively. Of those amounts, CHF 1.3 million and CHF 0.8 million were foreign currency remeasurement losses and gains, respectively.

For the nine months ended September 30, 2018 and September 30, 2017, the Company recorded CHF 1.2 million and CHF 4.8 million in net financial expenses, respectively. Of those amounts, CHF 1.1 million and CHF 4.8 million were foreign currency remeasurement losses.

10.	Shareholder’s Equity

Shelf Registration Statement and Follow-On Offering

On May 4, 2018, the Company filed a shelf registration statement on Form F-3 (Reg. No. 333-2246694) (the “Shelf Registration Statement”) with the SEC. The Shelf Registration Statement was declared effective by the SEC on June 8, 2018.

The Shelf Registration Statement allows the Company to offer and sell, from time to time, up to $350,000,000 of common stock, debt securities, warrants, purchase contracts, units, subscription rights or any combination of the foregoing in one or more future public offerings. The terms of any future offering would be determined at the time of the offering and would be subject to market conditions and approval by the Company’s Board of Directors. Any offering of securities covered by the Shelf Registration Statement will be made only by means of a written prospectus and prospectus supplement authorized and filed by the Company.

On July 17, 2018, the Company announced that it commenced offerings of up to 10 million new common shares of the Company with a nominal value of CHF 0.02 per share. On July 24, 2018, the Company announced that it had closed the first subscription rights offering and underwritten primary offering of its common shares, and that the underwriters had exercised in full their option to purchase an additional 1,108,695 shares at a price per share of USD 11.75. The underwriters’ exercise of the option to purchase additional shares brought the total number of common shares sold by the Company to 8,500,000 shares, resulting in total gross proceeds raised in these offerings, before underwriting discounts and estimated expenses of the offering, to approximately USD 99.9 (CHF 98.9) million. On July 20, 2018, the Company commenced a second subscription rights offering of up to 1,500,000 shares. At closing of the second subscription rights offering on July 31, 2018, the Company issued 1,500,000 additional common shares, resulting in gross proceeds of approximately USD 17.6 (CHF 17.4) million.

At the conclusion of these three offerings, the Company raised gross proceeds of approximately USD 117.5 (CHF 116.3) million. Net underwriting fees and transaction costs totaled CHF 6.8 million for a net total of CHF 109.5 million.

11.	Related Party Transactions

On July 31, 2018, as part of the Company’s previously announced second subscription rights offering, a major shareholder and members of the Board and Executive Management purchased an aggregate of 614,147 of the Company’s common shares on the same basis and otherwise on the same terms as the other participants in such rights offering.

12.	Subsequent events

Management has evaluated subsequent events after the balance sheet date, through the issuance of the financial statements, for appropriate accounting and disclosure. The Company has determined that there are no events that warrant disclosure or recognition in the financial statements.